UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 31, 2004_______________

Date

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Thursday, May 20, 2004 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2003, and the auditors' report thereon.

2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.

To approve, by disinterested shareholders, the amendment to the Company's stock option plan (the "Plan") to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.

6.	To approve future private placements in excess of 25% of the Company's current issued and outstanding capital.
7.	To approve the potential issuance of nominal value performance shares.
8.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc.

9.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 15th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman and Chief Executive Officer

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at April 5, 2004 (except as indicated)

This information circular ("Information Circular") is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the "Company") for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held on Thursday, May 20, 2004, at the Company's Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("Notice of Meeting").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

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REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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RECORD DATE

The Company has set the close of business on April 5, 2004, as the record date (the "Record Date") for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the "shares") of which 26,291,705  shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	17,827,377	67.8%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F - "Statement of Executive Compensation (Previously Form 41)" defines:

"Named Executive Officer" to mean the Chief Executive Officer ("CEO") (regardless of the amount of compensation of that individual) and each of the Company's four most

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highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

"Stock Appreciation Rights" or "SARs" to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

"Long-term Incentive Plan" or "LTIP" to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has one Named Executive Officer, being:

-

Harry Barr, Chairman, Chief Executive Officer, and Director

The aggregate cash compensation paid to the Named Executive Officer during the Company's fiscal year ended December 31, 2003, was $124,280.

Summary Compensation Table

The compensation for each Named Executive Officer for the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2003 2002 2001	Nil Nil Nil	20,600 Nil Nil	103,680 (1) 97,290(1) 85,200(1)	500,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

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Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the "Management Agreement") dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $8,640 per month.

The Compensation Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company's general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  More detailed information regarding the

6

Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of five directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

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Committee Responsibilities and Activities

Committees of the Board are in integral part of the company's governance structure.  There are three standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Hubert Marleau, Hans von Michaelis and Bernard Barlin who also constitute the Company's Audit Committee.

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Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

STOCK OPTIONS

(a)

Option/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Harry Barr CEO	500,000(1)	38.4%	$0.48	$0.485	Sept 10, 2008

(1) 250,000 of these options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Harry Barr.

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 (b)

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Harry Barr CEO	Nil	Nil	818,250(1)	$18,182.50

(1)  481,000 of these options are granted to Canadian Gravity Recovery Inc., a wholly-owned company of Harry Barr and 81,000 of these options are granted to 293020 B.C. Ltd., a wholly-owned company of Harry Barr.

(c)

Long Term Incentive Plans-Awards in Most Recently Completed Financial Year

There were no Long Term Incentive Plan awards made to Named Executive Officers during the most recently completed financial year.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 3,491,587 to 5,258,341 shares.  Insiders beneficially own 560,042 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.

Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.

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INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2001, with an annual basic rent of $25,272.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2003.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

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4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 5, 2004.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled April 5/04(1)
Harry Barr Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 - present); President, CEO, & Director of Pacific North West Capital Corp. (1996 - present); Director of El Nino Ventures Inc. (1999 - present) and Director of Cinemage (1998 - present).	1985	380,320
Colin Bird UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 - present); President & Director of MIT Ventures Corp. (1996 - present) and Director of various other mining companies.	1996	179,722

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Bernard Barlin(2)(4) UK Director	Director of CanAlaska Ventures Ltd. (1989 - present) and Director of Pacific North West Capital Corp. (2000 - present).	1989	Nil
Hubert Marleau(2)(4) Canada Director	President & CEO of Palos Capital Corp. (1998 - present); Director of CanAlaska Ventures Ltd. (1996 - present); Chairman of Marleau, Lemire Inc. (1989 - 1998) and Director of several other companies.	1996	Nil
Hans Von Michaelis(2)(3)(4) US Director	President of Randol International Ltd. (1977-present).	2003	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Hans von Michaelis was appointed a Director of the Company on February 18, 2003.

(4)

Unrelated director.

Harry Barr, Bernard Barlin, Colin Bird, and Hubert Marleau are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

5.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 3,491,587 to 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.  Insiders beneficially own 560,042 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both

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shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 3,491,587 shares.  As of the Record Date 3,074,500 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options              -          85,000

Shares reserved for issuance pursuant to unexercised                -          3,074,500

   incentive stock options

Unallocated shares available for future grants of                        -          332,087

   incentive stock options

                                                                                    TOTAL:          3,491,587

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,258,341 shares.

The text of the resolution which is proposed for approval is as follows:

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 5,258,341 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended."

6.

Advance Approval of Private Placements

Management of the Company consider it to be in the best interests of the Company to retain flexibility by facilitating the raising of working capital by way of private placements.  The Board authorized the Company to enter into one or more private placement transactions during the 12 month period following this Meeting where the aggregate number of shares which may be issued or made subject to issuance exceeds 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transaction, provided that the number of shares issued and

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made subject to issuance not exceed the number of issued and outstanding shares as at April 5, 2004, subject to regulatory and Shareholder approval.

Under the rules of the TSX, the aggregate number of shares of a listed company which may be issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule").  The application of the TSX 25% Rule may, therefore, restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date of such advance shareholder approval is given.

The Company's issued and outstanding share capital at April 5, 2004 was 26,291,705 shares.  The Company proposes that the maximum number of shares which would be subject to issue under one or more private placements in the 12-month period would not exceed the number of issued and outstanding shares as at April 5, 2004.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

  it must be substantially with parties at arm's length to the Company;

  it cannot materially affect control of the Company;

  it must be completed within a 12-month period following the date the advance Shareholder approval is given; and

  it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower then the closing market price of the securities on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price

Maximum Discount

$0.50 or less

25%

$0.51 to $2.00

20%

Above $2.00

15%

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length to the Company or will have an affect or control of the Company in which case, specific Shareholder approval may be required.

It is possible that the Company may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any

15

shares that may be issued upon exercise of any warrants or options granted in connection with the private placements, that will exceed the TSX 25% Rule.  Shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass, with or without variation, the resolution set forth authorizing the Company to enter into one or more private placement transactions during the 12 month period following this Meeting where the aggregate number of shares which may be issued or made subject to issuance (i.e. share issuable pursuant to a security that is convertible into, exchangeable for or carries the right to purchase shares) exceeds 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transaction, provided that the number of shares issued and made subject to issuance not exceed the number of issued and outstanding shares as at the date of this Circular (being 26,291,705 shares) and subject to the additional restrictions specified above.  To be effective, this resolution must be passed by at least a majority of the votes cast by Shareholders who vote in person or by proxy with respect to this resolution.  Proxies received in favour of management will be voted in favour of the resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

The directors of the Company believe the passing of this resolution is in the best interests of the Company and recommend that Shareholders vote in favour of this resolution.  If this resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the TSX 25% Rule, without specific Shareholder approval.  Such restriction could impede the Company's timely access to required funds.

7.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,314,585 nominal value performance shares, which sum is equal to 5% of the Company's current issued and outstanding shares as at the Record Date (being 26,291,705 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm's length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

At the Company's 2003 Annual General Meeting, shareholders approved the issuance of up to 872,897 common shares for performance shares.  To date none of those performance shares have been issued.  If the shareholders approve the additional 1,314,585 performance shares, the Company will have authorization to issue up to a total of 2,187,482 shares as performance shares, which sum represents 8% of the Company's issued and outstanding shares.

16

8.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management's opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 15th day of April, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman & CEO

17

Schedule "A" to the Information Circular

of Freegold Ventures Limited

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for the stewardship of the Company and specifically for:

  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

  The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

  The above complies with the TSX Guidelines.

(b) identification of principal risks and implementation of appropriate risk-management systems

  The Board, in conjunction with management, determines the principal risks associated with the Company's business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

  The above complies with the TSX Guidelines.

(c) succession planning, including appointing, training and monitoring senior management	The Board takes responsibility for appointing those members of senior management who become officers of the Company. The above complies with the TSX Guidelines

18

(d) communications policy

  The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

  The above complies with the TSX Guidelines.

(e) integrity of internal control and management information systems

  The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

  The above complies with the TSX Guidelines.

2. Majority of directors are "unrelated"

  An "unrelated" director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

  The Company has two directors who are "related" directors and three directors who are "unrelated" directors and accordingly does comply with the TSX Guidelines.

3. Disclose whether each director is "unrelated"	Harry Barr and Colin Bird are related due to holding a management position. Bernard Barlin, Hubert Marleau, and Hans von Michaelis are unrelated. The above complies with the TSX Guidelines.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

  The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

  This period in ITF's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

19

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

  The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

  This period in ITF's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

6. Provide orientation and education programmes for new directors.

  The Board is composed of experienced corporate directors.

  The President of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company's business.

  The above complies with the TSX Guidelines.

7. Consider reducing the size of the board, with a view to improve effectiveness

  Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.

  The above complies with the TSX Guidelines.

8. Review compensation of directors in light of risks and responsibilities

  The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

  The above complies with the TSX Guidelines.

19

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

  The Company intends to review the composition of its committees to arrange for every committee to consist of a least a majority of "unrelated" directors".

  The Company's committees consist of a majority of unrelated directors.

  The above complies with the TSX Guidelines.

10. Appoint a committee responsible for determining the Company's approach to corporate governance issues.	The Board has established a Corporate Governance Committee to be responsible for governance issues. The above complies with the TSX Guidelines.
11. Define limits to management's responsibilities by developing mandates for: (a) the Board (b) the executive officer

  The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

  There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, their annual performance objectives, which are reviewed and approved by the Board, will constitute their mandate and further define the responsibilities of management.

  The Board reviews the performance of the Chairman and/or President against such annual objectives.

  The above complies with the TSX Guidelines.

12. Establish procedures to enable the Board to function independently of management.

  The Board holds sessions without management present at Board meetings where appropriate.

  The independence of the Board is further enabled through the separation of the positions of Chairman and President.

  Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

  The above complies with the TSX Guidelines.

20

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

  The Audit Committee is composed of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

  The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has not been adopted as such, but is under consideration.

  The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The above complies with the TSX Guidelines.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

   The above complies with the TSX Guidelines.

FREEGOLD
Ventures Limited
ITF: TSX OTCBB: FGOVF

2003 Annual Report

Freegold Ventures Limited
2003 Annual Report

TSX.ITF OTCBB.FGOVF

Chairman's Letter

To Our Shareholders:

On behalf of the Board Of Directors, thank you our Shareholders for your continued support.

2003 saw resurgence in the precious metals market and with the world demand for metals forecasted to remain high,.  The price of gold is a major factor in regard to obtaining new funding for the exploration sector. Platinum continues to break 20-year highs, trading as high as US $944.50.

Freegold remains committed to its business model of creating shareholder value through the exploration and development of precious metal projects. In order to continue to acquire new exploration projects of significant merit, and develop existing projects Freegold completed several financings for a total of $5 million, with placees including several major US and Canadian gold funds.

Although in past years, the Company has focused on US based precious metal deposits, in March 2004, the Company retained two consultants to specifically focus on the acquisition of Canadian gold projects.

Currently, Freegold has two major Joint Venture Agreements, one with Lonmin PLC on the Union Bay Platinum Project and one on part of the Golden Summit Agreement with Meridian Gold Inc. We believe that the quality of our joint venture partners is a direct reflection on the quality of projects that Freegold is able to identify and acquire.

Exploration Update:

The Union Bay Project in southeast Alaska is a joint venture with Lonmin PLC, the world's third largest primary underground producer of platinum group metals. Exploration carried out under the joint venture during 2003 was very successful and suggest that the Union Bay project has potential to host significant accumulations of PGE mineralisation.  Last year Lonmin committed more than US $900,000 to exploration and exploration activities, which included reconnaissance sampling on the eastern, southern and western limits of the Union Bay complex, diamond saw channel sampling at Jaguar, Mt. Burnett, North, and Continental zones, and 4,490 feet of diamond drilling at North and Jaguar zones.  Diamond drilling results indicated that controls on the distribution of platinum mineralisation are complex. Perhaps most significant were the discoveries of the Continental and Chevelle zones where rock sampling returned values ranging from 1 to 14 g/t Pt.  In addition, a zone of Cu-Pt-Pd bearing sulphides was discovered at Cannery Creek, on the western side of the project. This zone is open to the north and east. Results from the sampling of the Continental, Chevelle, and Cannery Creek zones were only available after the completion of the field season consequently no drilling was carried out on these new discoveries in 2003. The 2004 exploration program, currently being planned, will initially focus on these new discoveries

In January 2004, Freegold entered into a Joint Venture with Meridian Gold Inc on part of its Golden Summit Project. The Project area was divided into 4 areas, Areas A, B C and D. Under the terms of the Agreement Meridian may earn a 50% interest in Areas A and B by incurring exploration expenditures of US $5 million and making cash payments of US $390,000 over 4 years, and also participating in several Freegold placements by December 31st, 2004. Freegold is the Operator.

Meridian has committed to a US$740,000 exploration program for 2004, and has already completed an airborne magnetic survey over all areas of the project.  Freegold retained Areas C and D of the project area. Area C is subject to one year first right of refusal by Meridian,, which was granted in exchange for the flying of the airborne survey. Area C is host to the district's second largest historic high-grade producer, the Hi Yu Mine. In addition to the airborne survey flown over the Areas A, B and C, Freegold arranged to have it's 100% owned Area D flown at the same time. Results of the airborne interpretation are expected shortly.

A drill program is currently in progress at Golden Summit. A total of 6 holes (1,500 metres) will be drilled in the initial program. The holes will be collared in the Cleary Hill Mine Area.  Cleary Hill Mine was the largest historic lode gold producer in the Fairbanks Mining District and had an estimated production of 281,000 ounces of gold at average grade of 1.3 opt (44 g/t). The mine last operated in 1942 at which point it was shut down by the War Powers Act. Production from the mine took place over six levels (approx. 400 vertical feet). Exploration of the mine area to date has been limited to several small drill programs undertaken by Freegold some of which targeted and intersected the continuation of the Cleary vein at depth. Additionally, extensive bulk tonnage style mineralization was intersected by Freegold in 2000, when drilling intersected 64 feet grading, 4.74 g/t Au, 2 feet of 86.12 g/t Au, 300 ft of 1.38 g/t at the Currey Zone, located approximately 1,600 feet south of the Cleary Hill Mine.  The current drilling is targeting the strike extension of previously intersected high-grade mineralization, which may extend the depths of the previous underground mining.

Joint Venture negotiations continue on the Rob Gold Project, Alaska. The Rob Gold Project lies in the highly prospective Tintina Gold Belt. . The style of mineralization found at Rob is identical to that seen at the newly permitted 5.6 Moz Pogo Gold Deposit held by Teck-Cominco, which lies 20 miles to the northeast. Rob lies on the same 30 kilometer long gneiss dome that hosts the Pogo deposit. There are several existing drill ready targets already identified on Rob and results from historical grab sampling return assays as high as 990 g/t gold on surface.  Limited exploration has been carried out on this potentially significant project, largely due in part to the depressed gold price and the lack of infrastructure in the district.  Full permits for the commencement of development at Pogo were received in March 2004, and construction of full-scale infrastructure is imminent.  The Company is currently concluding exploration plans for 2004, and has recently signed several confidentiality agreements with major and mid-tier mining companies.

In addition Freegold is also continuing to negotiate with several companies on the Almaden Gold Project in Idaho. where a feasibility study completed in 1997 by Watts, Griffis and McOuat indicated reserves of 526,800 oz. of gold with a project internal rate of return of 18.9% at US$364/oz. gold.

Thank you our shareholders, for your continued support. For further information on our projects and developments please visit our website at www.freegoldventures.com or call us 1.800.687.1870.

Harry Barr

Chairman

MANAGEMENT DISCUSSION

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the company included in this annual report.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and may include amounts based on estimates and judgements of management.

Staley, Okada, & Partners, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.  Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes test and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly in accordance with generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting.  In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three directors, two of whom are non-members of management.  The Committee has discussed with the independent auditors the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders.

On the recommendation of the Audit Committee, the Board of Directors has approved the company's consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The fiscal year ended December 31, 2003 resulted in a net loss of $1,177,923 which compares with a loss of $788,001 for the same period in 2002. During 2003 a mineral property write-down of $18,717 was recorded as certain general exploration and property examination costs in Alaska were written off.  General and administrative expenses for the year ended December 31, 2003 were $1,253,591 an increase of $534,021 over the same period in 2002. Consulting fees of $558,931 were recorded which included $261,350 in stock compensation expense. The company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003. As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $261,350. Travel costs of $97,152 were incurred, an increase of $36,280 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year. During the year, the company signed a two-year vehicle operating lease agreement with current year costs of  $17,098 and future lease obligations of $13,369. A $66,591 capital gain was realized on the sale of investments as compared to $49,534 over the same period in 2002.

During the year ended December 31, 2003, the company incurred mineral property deferred exploration costs of $320,675. Of this, $21,551 relates to the minimum holding costs of the Almaden project in Idaho, $233,748 was spent on the Golden Summit project in Alaska, $33,220 was spent on the Union Bay project in Alaska and

$32,156 was spent on the Rob project in Alaska. Mineral property acquisition costs of $559,264 were also incurred which included $336,000 for the issuance of 800,000 company shares and $223,264 in cash payments. The company also received option payments of $40,000 in cash and $17,100 in shares.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $160,874 for the year ended December 31, 2003, an increase of $93,425 over the same period in 2002.

Liquidity and Capital Resources

At December 31, 2003, the company's working capital, defined as current assets less current liabilities, was $2,762,842 compared with working capital of $123,851 at December 31, 2002. During the year ended December 31, 2003, the company issued 10,674,097 special warrants and/or units through private placements for gross proceed of $4,975,710. Of this, 1,190,476 units for gross proceeds of $750,000 were issued under the Flow-through program.  This amount must be spent before Dec. 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the year, 250,839 warrants and options were exercised for gross proceeds of $117,028.

The company has a portfolio of investments with a book value of $176,479 and a market value of $464,608 as at December 31, 2003. The main investments consist of 350,400 shares of Pacific North West Capital Corp. and 312,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the year ended December 31, 2003, 800,000 shares of the company were issued for a value of $336,000 for mineral properties.  The company has total issued and outstanding of 26,266,705 shares at December 31, 2003.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company's generative exploration programs are successful., additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company's properties.

 FREEGOLD VENTURES LIMITED

DECEMBER 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transactions - Current Fiscal Year To-Date:

See note 6 of financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended December 31, 2003.

Private Placement	6,199,564	$0.45	Nov. 2003
Options	60,000	$0.50	Dec. 2003
Warrants	128,339	$0.50	Dec. 2003
Flow thru Placement	1,190,476	$0.63	Dec. 2003
Finders Fee	174,690	$0.63	Dec. 2003

B.

Options Granted During Quarter Ended December 31, 2003.

See note 7(e) of financial statements for details.

Section 3:

A.

Authorized And Issued Share Capital As At December 31, 2003.

During the year ended December 2002, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.

Authorize share capital 100,000,000 common shares without par value.  A total of  26,266,705 shares have been issued for a total of $29,834,104.

B.

Outstanding Options As At December 31, 2003.

See note 7(e) of financial statements for details.

FREEGOLD VENTURES LIMITED

DECEMBER 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

B.

Outstanding Warrants As At December 31, 2003.

See note 7(d) of financial statements for details

C.

Share In Escrow Or Subject To Pooling As At December 31, 2003.

Common Shares in Escrow

During the year, 15,651 shares were released from escrow.  No further shares are held in escrow.

Performance Shares

During the year, 872,897 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the company.

D.

List Of Directors and Officers As At December 31, 2003.

Harry Barr - Director, Chairman and Chief Executive Officer

Colin Bird - Director and President

Bernard Barlin - Director

Hubert Marleau - Director

Hans von Michaelis - Director

Taryn Downing - Director and Corporate Secretary

Gord Steblin - Director and Chief Financial Officer

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Thursday, May 20, 2004 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2003, and the auditors' report thereon.

2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.

To approve, by disinterested shareholders, the amendment to the Company's stock option plan (the "Plan") to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.

6.	To approve future private placements in excess of 25% of the Company's current issued and outstanding capital.
7.	To approve the potential issuance of nominal value performance shares.
8.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc.

9.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 15th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman and Chief Executive Officer

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at April 5, 2004 (except as indicated)

This information circular ("Information Circular") is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the "Company") for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held on Thursday, May 20, 2004, at the Company's Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("Notice of Meeting").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on April 5, 2004, as the record date (the "Record Date") for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the "shares") of which 26,291,705 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	17,827,377	67.8%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F - "Statement of Executive Compensation (Previously Form 41)" defines:

"Named Executive Officer" to mean the Chief Executive Officer ("CEO") (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

"Stock Appreciation Rights" or "SARs" to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

"Long-term Incentive Plan" or "LTIP" to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has one Named Executive Officer, being:

-

Harry Barr, Chairman, Chief Executive Officer, and Director

The aggregate cash compensation paid to the Named Executive Officer during the Company's fiscal year ended December 31, 2003, was $124,280.

Summary Compensation Table

The compensation for each Named Executive Officer for the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2003 2002 2001	Nil Nil Nil	20,600 Nil Nil	103,680 (1) 97,290(1) 85,200(1)	500,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the "Management Agreement") dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $8,640 per month.

The Compensation Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company's general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of five directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are in integral part of the company's governance structure.  There are three standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Hubert Marleau, Hans von Michaelis and Bernard Barlin.  Mr. Marleau, Mr. von Michaelis and Mr. Barlin are "unrelated" Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Hubert Marleau, Hans von Michaelis and Bernard Barlin who also constitute the Company's Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

STOCK OPTIONS

(a)

Option/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Harry Barr CEO	500,000(1)	38.4%	$0.48	$0.485	Sept 10, 2008

(1) 250,000 of these options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Harry Barr.

(b)

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Harry Barr CEO	Nil	Nil	818,250(1)	$18,182.50

(1)  481,000 of these options are granted to Canadian Gravity Recovery Inc., a wholly-owned company of Harry Barr and 81,000 of these options are granted to 293020 B.C. Ltd., a wholly-owned company of Harry Barr.

(c)

Long Term Incentive Plans-Awards in Most Recently Completed Financial Year

There were no Long Term Incentive Plan awards made to Named Executive Officers during the most recently completed financial year.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 3,491,587 to 5,258,341 shares.  Insiders beneficially own 560,042 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.

Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2001, with an annual basic rent of $25,272.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2003.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 5, 2004.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled April 5/04(1)
Harry Barr Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 - present); President, CEO, & Director of Pacific North West Capital Corp. (1996 - present); Director of El Nino Ventures Inc. (1999 - present) and Director of Cinemage (1998 - present).	1985	380,320
Colin Bird UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 - present); President & Director of MIT Ventures Corp. (1996 - present) and Director of various other mining companies.	1996	179,722
Bernard Barlin(2)(4) UK Director	Director of CanAlaska Ventures Ltd. (1989 - present) and Director of Pacific North West Capital Corp. (2000 - present).	1989	Nil
Hubert Marleau(2)(4) Canada Director	President & CEO of Palos Capital Corp. (1998 - present); Director of CanAlaska Ventures Ltd. (1996 - present); Chairman of Marleau, Lemire Inc. (1989 - 1998) and Director of several other companies.	1996	Nil
Hans Von Michaelis(2)(3)(4) US Director	President of Randol International Ltd. (1977-present).	2003	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Hans von Michaelis was appointed a Director of the Company on February 18, 2003.

(4)

Unrelated director.

Harry Barr, Bernard Barlin, Colin Bird, and Hubert Marleau are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

5.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 3,491,587 to 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.  Insiders beneficially own 560,042 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 3,491,587 shares.  As of the Record Date 3,074,500 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

85,000

Shares reserved for issuance pursuant to unexercised

-

3,074,500

   incentive stock options

Unallocated shares available for future grants of

                 -

                332,087

   incentive stock options

TOTAL:

3,491,587

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,258,341 shares.

The text of the resolution which is proposed for approval is as follows:

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 5,258,341 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended."

6.

Advance Approval of Private Placements

Management of the Company consider it to be in the best interests of the Company to retain flexibility by facilitating the raising of working capital by way of private placements.  The Board authorized the Company to enter into one or more private placement transactions during the 12 month period following this Meeting where the aggregate number of shares which may be issued or made subject to issuance exceeds 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transaction, provided that the number of shares issued and made subject to issuance not exceed the number of issued and outstanding shares as at April 5, 2004, subject to regulatory and Shareholder approval.

Under the rules of the TSX, the aggregate number of shares of a listed company which may be issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule").  The application of the TSX 25% Rule may, therefore, restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date of such advance shareholder approval is given.

The Company's issued and outstanding share capital at April 5, 2004 was 26,291,705 shares.  The Company proposes that the maximum number of shares which would be subject to issue under one or more private placements in the 12-month period would not exceed the number of issued and outstanding shares as at April 5, 2004.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

  it must be substantially with parties at arm's length to the Company;

  it cannot materially affect control of the Company;

  it must be completed within a 12-month period following the date the advance Shareholder approval is given; and

  it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower then the closing market price of the securities on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price

Maximum Discount

$0.50 or less

25%

$0.51 to $2.00

20%

Above $2.00

15%

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length to the Company or will have an affect or control of the Company in which case, specific Shareholder approval may be required.

It is possible that the Company may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any shares that may be issued upon exercise of any warrants or options granted in connection with the private placements, that will exceed the TSX 25% Rule.  Shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass, with or without variation, the resolution set forth authorizing the Company to enter into one or more private placement transactions during the 12 month period following this Meeting where the aggregate number of shares which may be issued or made subject to issuance (i.e. share issuable pursuant to a security that is convertible into, exchangeable for or carries the right to purchase shares) exceeds 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transaction, provided that the number of shares issued and made subject to issuance not exceed the number of issued and outstanding shares as at the date of this Circular (being 26,291,705 shares) and subject to the additional restrictions specified above.  To be effective, this resolution must be passed by at least a majority of the votes cast by Shareholders who vote in person or by proxy with respect to this resolution.  Proxies received in favour of management will be voted in favour of the resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

The directors of the Company believe the passing of this resolution is in the best interests of the Company and recommend that Shareholders vote in favour of this resolution.  If this resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the TSX 25% Rule, without specific Shareholder approval.  Such restriction could impede the Company's timely access to required funds.

7.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,314,585 nominal value performance shares, which sum is equal to 5% of the Company's current issued and outstanding shares as at the Record Date (being 26,291,705 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm's length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

At the Company's 2003 Annual General Meeting, shareholders approved the issuance of up to 872,897 common shares for performance shares.  To date none of those performance shares have been issued.  If the shareholders approve the additional 1,314,585 performance shares, the Company will have authorization to issue up to a total of 2,187,482 shares as performance shares, which sum represents 8% of the Company's issued and outstanding shares.

8.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital

Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management's opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 15th day of April, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman & CEO

Schedule "A" to the Information Circular

of Freegold Ventures Limited

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for the stewardship of the Company and specifically for:

  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

  The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

  The above complies with the TSX Guidelines.

(b) identification of principal risks and implementation of appropriate risk-management systems

  The Board, in conjunction with management, determines the principal risks associated with the Company's business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

  The above complies with the TSX Guidelines.

(c) succession planning, including appointing, training and monitoring senior management	The Board takes responsibility for appointing those members of senior management who become officers of the Company. The above complies with the TSX Guidelines

(d) communications policy

  The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

  The above complies with the TSX Guidelines.

(e) integrity of internal control and management information systems

  The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

  The above complies with the TSX Guidelines.

2. Majority of directors are "unrelated"

  An "unrelated" director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

  The Company has two directors who are "related" directors and three directors who are "unrelated" directors and accordingly does comply with the TSX Guidelines.

3. Disclose whether each director is "unrelated"	Harry Barr and Colin Bird are related due to holding a management position. Bernard Barlin, Hubert Marleau, and Hans von Michaelis are unrelated. The above complies with the TSX Guidelines.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

  The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

  This period in ITF's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

  The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

  This period in ITF's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

6. Provide orientation and education programmes for new directors.

  The Board is composed of experienced corporate directors.

  The President of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company's business.

  The above complies with the TSX Guidelines.

7. Consider reducing the size of the board, with a view to improve effectiveness

  Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.

  The above complies with the TSX Guidelines.

8. Review compensation of directors in light of risks and responsibilities

  The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

  The above complies with the TSX Guidelines.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

  The Company intends to review the composition of its committees to arrange for every committee to consist of a least a majority of "unrelated" directors".

  The Company's committees consist of a majority of unrelated directors.

  The above complies with the TSX Guidelines.

10. Appoint a committee responsible for determining the Company's approach to corporate governance issues.	The Board has established a Corporate Governance Committee to be responsible for governance issues. The above complies with the TSX Guidelines.
11. Define limits to management's responsibilities by developing mandates for: (a) the Board (b) the executive officer

  The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

  There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, their annual performance objectives, which are reviewed and approved by the Board, will constitute their mandate and further define the responsibilities of management.

  The Board reviews the performance of the Chairman and/or President against such annual objectives.

  The above complies with the TSX Guidelines.

12. Establish procedures to enable the Board to function independently of management.

  The Board holds sessions without management present at Board meetings where appropriate.

  The independence of the Board is further enabled through the separation of the positions of Chairman and President.

  Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

  The above complies with the TSX Guidelines.

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

  The Audit Committee is composed of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

  The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has not been adopted as such, but is under consideration.

  The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The above complies with the TSX Guidelines.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

   The above complies with the TSX Guidelines.

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Freegold Ventures Limited:

We have audited the consolidated balance sheets of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company) as at 31 December 2003 and 2002 and the consolidated statements of changes in shareholders' equity, loss and cash flows for the years ended 31 December 2003, 2002 and 2001.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2003 and 2002 and the changes in shareholders' equity, results of its operations and its cash flows for the years ended 31 December 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

The consolidated statements of loss and cash flows for the period from inception, 22 July 1985, to 31 December 1999 were reported on by other auditors.

"Staley, Okada & Partners"

Vancouver, B.C.	STALEY, OKADA & PARTNERS
19 February 2004, except as to Note 4(b) which is as at 31 March 2004	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 December
Canadian Funds

ASSETS	2003	2002
Current
Cash and cash equivalents	$2,665,654	$31,779
Accounts and advances receivable	22,159	9,565
Prepaid expenses and deposits	1,100	-
Portfolio investments (Note 3)	176,479	159,332
	2,865,392	200,676
Restricted Cash - Flow-through (Note 7b(vii))	750,000	-
Mineral Property Costs - Schedule (Note 4)	6,910,017	6,087,177
Property, Plant and Equipment (Note 5)	33,827	33,544
	$10,559,236	$6,321,397

LIABILITIES
Current
Accounts payable	$79,339	$43,438
Due to related parties (Note 6)	-	9,245
Option payment settlement - current (Note 4a(ii))	23,211	24,142
	102,550	76,825

Option Payment Settlement (Note 4a(ii))	19,448	47,328

Contingent Liabilities (Note 4g)
Commitments (Note 10 and 4a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
26,266,705 (2002 - 14,367,079) shares	29,834,104	24,144,016
Deficit - Statement 2	(19,396,866)	(17,946,772)
	10,437,238	6,197,244
	$10,559,236	$6,321,397

ON BEHALF OF THE BOARD:

             "Harry Barr"                      , Director                             "Bernard Barlin"                          , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders' Equity
Canadian Funds

	Common Shares	Amount	Accumulated Deficit	Total
Balance - 31 December 2000	9,096,163	$22,086,571	$(12,839,120)	$9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	229,500
Loss for the year	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	1,152,950
- Property	1,100,000	436,500	-	436,500
Share issuance costs	-	-	(47,940)	(47,940)
Stock compensation expense	-	238,495	-	238,495
Loss for the year	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	24,144,016	(17,946,772)	6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	5,092,738
- Property	800,000	336,000	-	336,000
- Finder's fees	174,690	-	-	-
Share issuance costs	-	-	(272,171)	(272,171)
Stock compensation expense	-	261,350	-	261,350
Loss for the year	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	$29,834,104	$(19,396,866)	$10,437,238

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
	2003	2003	2002	2001
General and Administrative Expenses
Consulting fees	$1,739,177	$558,931	$331,821	$18,426
Management fees	1,221,908	124,280	97,290	85,200
Travel	1,343,748	97,152	60,872	7,475
Shareholder relations	1,048,389	89,199	18,000	-
Promotion	829,372	71,675	49,449	7,388
Audit and accounting	453,863	58,405	28,142	22,564
Transfer and filing fees	515,726	56,327	57,945	30,691
Office and miscellaneous	519,055	41,569	9,305	3,852
Rent and utilities	456,384	40,015	40,015	40,015
Wages, salaries and benefits	469,078	39,432	-	4,161
Legal	492,436	31,120	12,610	24,491
Vehicle lease	17,098	17,098	-	-
Telephone	404,215	16,414	3,980	-
Amortization	335,612	7,577	9,102	10,883
Insurance	77,960	4,397	1,039	891
Loss Before the Following	(9,924,021)	(1,253,591)	(719,570)	(256,037)

Other Income (Expenses)
Gain on sale of investments	802,198	66,591	49,534	146,855
Interest income	409,317	19,654	955	1,631
Foreign exchange gain (loss), net	(15,781)	11,760	3,367	(1,523)
Interest and bank charges	(92,815)	(3,620)	(5,476)	(3,257)
Write-off of mineral property costs	(9,309,778)	(18,717)	(104,036)	(4,159,380)
Bad debts	(38,132)	-	-	-
Finders' fee	(41,156)	-	-	-
Write-down of investments	(630,375)	-	(12,775)	-
Property payments received in excess of cost	179,740	-	-	-
Gain on sale of property, plant and equipment	15,325	-	-	-
Miscellaneous income	159,261	-	-	-
	(8,562,196)	(75,668)	(68,431)	(4,015,674)

Loss for the Period	$(18,486,217)	$(1,177,923)	$(788,001)	$(4,271,711)

Loss per Share - Basic and diluted		$(0.06)	$(0.07)	$(0.46)

Weighted Average Number of Shares Outstanding		18,664,625	11,743,797	9,350,668

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
Cash Resources Provided By (Used In)	2003	2003	2002	2001
Operating Activities
Loss for the period	$(18,486,217)	$(1,177,923)	$(788,001)	$(4,271,711)
Items not affecting cash
Amortization	335,612	7,577	9,102	10,883
Gain on sale of investments	(802,198)	(66,591)	(49,534)	(146,855)
Write-down of investments	630,375	-	12,775	-
Write-off of mineral properties	9,309,778	18,717	104,036	4,159,380
Gain on sale of property, plant and equipment	(15,325)	-	-	-
Stock compensation expense included in consulting fees	499,845	261,350	238,495	-
Changes in non cash working capital	732,168	22,206	8,597	92,024
	(7,795,962)	(934,664)	(464,530)	(156,279)

Investing Activities
Purchase of investments	(1,784,952)	(27,191)	(31,836)	(435)
Proceeds on sale of investments	1,844,996	93,735	100,490	216,725
Mineral property acquisition costs	(3,363,183)	(241,980)	(192,667)	(358,504)
Mineral property deferred exploration costs	(9,652,208)	(320,675)	(344,887)	(77,934)
Option payments received	421,169	40,000	20,000	61,000
Purchase of property, plant and equipment	(377,377)	(7,861)	-	-
Proceeds on sale of property, plant and equipment	41,336	-	-	-
Option payment liability settlement	(52,909)	(28,811)	(24,098)	-
	(12,923,128)	(492,783)	(472,998)	(159,148)

Financing Activities
Advances from (to) related parties	-	(9,245)	(79,297)	88,542
Loans from (repayments to) related parties	-	-	(63,995)	63,995
Share capital issued	25,109,743	5,092,738	1,152,950	-
Share issuance costs	(910,649)	(272,171)	(47,940)	-
Treasury shares	(64,350)	-	-	-
	24,134,744	4,811,322	961,718	152,537

Net Increase (Decrease) in Cash	3,415,654	3,383,875	24,190	(162,890)
Cash position - Beginning of period	-	31,779	7,589	170,479
Cash Position - End of Period	$3,415,654	$3,415,654	$31,779	$7,589

Cash Position Consists of:
Cash and cash equivalents	$2,665,654	$2,665,654	$31,779	$7,589
Restricted cash - flow-through	750,000	750,000	-	-
	$3,415,654	$3,415,654	$31,779	$7,589

Supplemental Disclosure of Non-Cash Investing and Financing Transactions
Shares issued or for mineral property	$(3,637,364)	$(336,000)	$(436,500)	$(229,500)
Shares issued for debt	$(663,429)	$-	$-	$-
Shares issued for equipment	$(18,073)	$-	$-	$-
Option payments received in shares	$64,700	$17,100	$32,600	$15,000
Stock compensation expense included in share capital	$(499,895)	$(261,350)	$(238,495)	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2003	2002
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$-	$70,000
Cash - option payments	77,000	86,367
	77,000	156,367
Deferred exploration expenditures
Drilling	71,191	10,565
Geological and field expenses	68,249	53,543
Engineering and consulting	46,043	77,996
Mineral property fees	37,029	35,794
Assaying	11,236	18,005
	233,748	195,903
Total	310,748	352,270
Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares - finder's fee	-	10,500
Cash payments - staking	56,316	-
	56,316	10,500
Deferred exploration expenditures
Assaying	24,574	-
Geological and field expenses	5,909	2,414
Mineral property fees	2,737	61,387
	33,220	63,801
Shares - option payments received	(17,100)	(15,000)
Cash - option payments received	(20,000)	-
Total	52,436	59,301

Balance Forward	$363,184	$411,571

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1b
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2003	2002
Balance Carried Forward	$363,184	$411,571
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	210,000	210,000
Cash - option payments	16,875	21,450
	226,875	231,450
Deferred exploration expenditures
Mineral property fees	15,218	12,921
Engineering and consulting	10,587	14,488
Geological and field expenses	3,055	17,087
Wages	2,450	10,971
Assaying	847	5,774
	32,157	61,241
Total	259,032	292,691

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	126,000
Cash - option payments	-	39,500
Total	126,000	165,500

Liberty Bell Property, Alaska, USA
Acquisition costs
Cash payments - staking	30,015	-
Total	30,015	-

Balance Forward	$778,231	$869,762

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1c
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2003	2002
Balance Carried Forward	$778,231	$869,762
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	23,058	25,350
	23,058	25,350
Deferred exploration expenditures
Mineral property fees	19,286	21,490
Geological and field expenses	2,023	2,212
Engineering and consulting	242	240
	21,551	23,942
Total	44,609	49,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Cash - option payments	20,000	20,000
Treasury shares - option payments	-	20,000
	20,000	40,000

Recovery - cash option payments received	(20,000)	(20,000)
Recovery - share option payment received	-	(17,600)
	(20,000)	(37,600)
Total	-	2,400

General Exploration and Property Examinations
Engineering and consulting	15,414	-
Geological and field expenses	3,110	-
Assaying	193	-
Total	18,717	2,400

Costs for the Year	841,557	921,454
Balance - Beginning of year	6,087,177	5,269,759
Write-off of mineral property costs	(18,717)	(104,036)
Balance - End of Year	$6,910,017	$6,087,177

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company's wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company's assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such option payments payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures - Continued

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Canadian Generally Accepted Accounting Principles ("GAAP") for mineral property costs are promulgated in the Canadian Institute of Chartered Accountants ("CICA") Handbook ("Handbook"). Certain sections of the Handbook allow classification as tangible assets and a certain section allows classification as an intangible asset. The company has chosen to classify its mineral property costs as tangible assets in accordance with its interpretation of GAAP. The company believes that its interpretation of GAAP is appropriate and consistent with Canadian GAAP.

The alternative interpretation of GAAP would provide for capitalization of costs relating to mineral properties as an intangible asset at the time of its acquisition. For companies in the exploration stage the excess of the carrying value over the residual value would be amortized over the period of the subject option agreement, the period in which the company expects to complete its exploration programs or to sell, develop or further explore the underlying properties.

The CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may change the company's current method of accounting for the mineral property expenditures. Until such guidance is available the company expects to continue its accounting policy of treating such costs as tangible assets.

If the company had chosen to account for these costs as intangible assets and amortized these costs on a straight line basis over either (a) the term of the agreement, (b) the period expected to complete its exploration programs or (c) the period to convert, develop or further explore the underlying mineral properties the company's financial statements would change as follows:

	2003	2002
Mineral Properties - as tangible assets	$6,910,017	$6,087,177
Mineral Properties - as intangible assets - costs	$6,910,017	$6,087,177
Mineral Properties - as intangible assets - accumulated amortization	(5,851,112)	(5,248,739)
Intangible assets - net	$1,058,905	$838,438

Net loss for the year as reported	$(1,177,923)	$(788,001)
Amortization of intangible assets	(602,373)	(529,703)
Write-off of mineral properties as reported	18,717	104,036
Loss for the year	$(1,761,579)	$(1,213,668)
Loss per share - Basic and diluted	$(0.09)	$(0.10)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Amortization

The company provides for amortization on its property, plant and equipment at 20% - 30% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Stock Based Compensation - Change in Accounting Policy

The company adopted the recommendations of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after 1 January 2002. This established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 January 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

k)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

2.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, restricted cash, accounts payable, amounts due to related parties, and option payment settlement.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to U.S. dollars.  The company's expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

3.

Portfolio Investments

Details are as follows:

	2003				2002
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	350,400	1.3%	$111,756	$343,392	$109,914
CanAlaska Ventures Ltd. ("CVV")	312,400	1.3%	63,223	106,216	43,418
Quaterra Resources Inc. ("Quaterra")	25,000	0.0%	1,500	15,000	6,000
			$176,479	$464,608	$159,332

The above investments have been accounted for using the cost method.  PFN, CVV and the company are companies with certain directors in common.  During the year, the company had a net gain on sale of investments of $66,591 (2002 - $49,534) of which a gain of $48,305 (2002 - $58,626) was due to the sale of PFN shares and a gain of $18,286 (2002 - $NIL) was due to the sale of Quaterra shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 2% (2002 - 3%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2003	Total 2002
Golden Summit Property	$168,603	$4,715,366	$4,883,969	$4,573,220
Union Bay Property	110,658	124,405	235,063	182,627
Rob Property	458,325	93,398	551,723	292,691
Yeager Property	291,500	-	291,500	165,500
Liberty Bell Property	30,015	-	30,015	-
Almaden Property	625,056	45,492	670,548	625,940
PGM Properties	98,650	148,549	247,199	247,199
	$1,782,807	$5,127,210	$6,910,017	$6,087,177

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company acquired from Fairbanks Exploration Inc. ("FEI") certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the company.  The property is controlled by the company through long-term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

  Issue 100,000 shares of the company (issued in 1997);

  Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2003, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001);

  Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed);

  Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty ("NSR").  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

		U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003	$50,000	(paid)
2004 - 2006 (U.S. $50,000 per year)	$150,000
2007 - 2019 (U.S. $150,000 per year)	$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of U.S. $50,000 was paid 1 October 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006 if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2004, as the average price of gold during the last three months of 2003 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

(ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during 2001.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2003, U.S. $30,000 remains to be paid of which U.S. $15,000 is classified (CDN $23,211) as current and U.S. $15,000 (CDN $19,448) is classified as long term.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company assumed the obligation to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the current value or U.S. $1,000,000, less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004, the company has the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company shall, at its option, make the following payments and issue shares as follows:

	U.S. Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2003 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (issued)	-	300,000
- On or before 1 April 2004	10,000	-
- On or before 1 July 2004	10,000	300,000
- On or before 1 July 2005	15,000	-
- On or before 1 July 2006	25,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$185,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retains a 2% NSR of which the company may purchase half (1%) for U.S. $1,000,000.

c)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finder's fee of 25,000 shares of the company was paid on this agreement.

During the year ended 31 December 2002, Quaterra terminated the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, U.S.A. - Continued

(ii)

By agreement dated 1 October 2002 and amended 2 April 2003, the company granted to Pacific North West Capital Corp. ("PFN"), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the prior year) and must make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 *	-	30,000	-
- On or before 1 July 2004	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

* Shares received subsequent to the year-end.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return ("IRR") in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the company and PFN.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, U.S.A. - Continued

i)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC ("Lonmin") (a major mining company), the company and PFN optioned for up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Lonmin may earn the 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and PFN will each repay their share of the exploration costs and contribute pro rata to operating costs.  PFN is the operator of the project during the exploration phase.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the company shall, at its option, make the following payments and issue shares as follows:

	U.S. Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, U.S.A. - Continued

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S. Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S.$1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less than U.S. $10,600 per year. Should the company fulfill this U.S.$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for a gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retains a 1% NSR which the company may purchase for U.S. $1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, U.S.A.

By agreement dated 28 August 2003 the company can acquire, from CanAlaska Ventures Ltd. ("CVV"), a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, the company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement *	-	$10,000	$-
Within 5 days of regulatory approval **	50,000	-	-
On or before 31 December 2003 *		20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

*  These cash payments and exploration expenditures have not been paid/incurred since the company and CVV have not yet received regulatory approval.

**  50,000 shares were issued in error during the year.  Subsequent to year-end, these shares were cancelled and returned to treasury.  Accordingly, these shares were not included in the share capital balance as at 31 December 2003.

The company will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, the company may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return in excess of 15%, the company will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company ("Major") elects to participate in the project before the company vests with a 50% interest (with the Company having expended less that U.S. $1,000,000), the company will issue up to a million shares to CVV.  In the event that a Major elects to participate in the project before the company vests with a 50% interest, and after the company expended U.S. $1,000,000 but has not expended U.S. $2,000,000, the company will issue up to 750,000 shares to CVV.

This agreement is subject to regulatory approval.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Liberty Bell Property, Alaska, U.S.A.

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

g)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates a proven and recoverable gold resource of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $396,000.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three-year voting trust with 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the 2001 year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  To exercise this option, the company made cash payments of $100,000 and issued 300,000 common shares.  In addition, the company incurred minimum exploration expenditures of $50,000 on the property by
15 December 2000.  The Company is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The company has the right to purchase up to 2% NSR of the NSR for $3,000,000.  The first 1% for $1,000,000 and the second 1% for $2,000,000.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (all requirements complete).

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Automotive equipment	$32,744	$(32,170)	$574	$821
Office equipment	169,188	(135,935)	33,253	32,723
	$201,932	$(168,105)	$33,827	$33,544

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

6.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 December 2003, amounts due to related parties consists of $NIL (2002 - $9,245) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $124,800 (2002 - $97,290) were paid to a director and officer.

c)

During the year, consulting fees of $26,876 (2002 - $7,814) were paid to a director and officer.

d)

During the year, accounting fees of $35,315 (2002 - $600) were paid to a director and an officer.

e)

During the year, rent of $40,015 (2002 - $40,015) was paid to a company controlled by a director and officer.

f)

During the year, consulting fees of $34,900 (2002 - $34,500) were paid to a director.

7.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post-consolidation basis for consistency purposes.

b)

Private Placements

During the year, the company issued 10,674,097 special warrants and/or units through private placements for gross proceeds of $4,975,710 as follows:

i)

1,038,860 units consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $418,877.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.45 for non-arm's-length parties and $0.50 for arm's-length parties expiring 18 July 2004.  A total of 203,659 units were purchased by related parties.

ii)

1,989,500 special warrants converted to one common share and one-half non-transferable share purchase warrant for gross proceeds of $895,275.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.55 expiring 20 September 2004.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

7.

Share Capital - Continued

b)

Private Placements - Continued

iii)

255,697 special warrants converted to one common share and one-half non-transferable share purchase warrant for gross proceeds of $117,544.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.49 for non-arm's-length parties and $0.55 for arm's length parties expiring 5 December 2004. A total of 62,000 units were purchased by related parties.

iv)

3,977,232 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $1,789,754.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.55 expiring 21 October 2004. A total of 806,121 units were purchased by companies controlled by related parties.  The company issued 122,800 units as a finder's fee to a third party for this placement.

v)

1,383,999 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $622,800.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.55 expiring
21 November 2004.

vi)

838,333 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $381,460.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.55 expiring 21 November 2004. A total of 42,100 units were purchased by related parties.

vii)

1,190,476 flow-through units consisting of one flow-through common share and one-half non-flow-through, non-transferable share purchase warrant for gross proceeds of $750,000.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $0.70 expiring 18 December 2004.  The company issued 51,890 units as a finder's fee to third parties for this placement.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds that have not been spent as at the balance sheet date.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

7.

Share Capital - Continued

c)

Exercise of Warrant and Options

i)

During the year, 190,839 warrants were exercised for gross proceeds of $87,028.

ii)

During the year, 60,000 options were exercised for gross proceeds of $30,000.

d)

Share Purchase Warrants

As at 31 December 2003, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,164,286	$0.48 or $0.60	18 May 2004 18 May 2005
	65,833	$0.45	17 June 2004
	374,625	$0.50	17 June 2004
	1,366,500	$0.48 or $0.60	5 July 2004 5 July 2005
	33,334	$0.45	18 July 2004
	474,471	$0.50	18 July 2004
	25,000	$0.47	19 September 2004
	994,750	$0.55	20 September 2004
	25,000	$0.47	19 October 2004
	1,988,612	$0.55	21 October 2004
	61,400	$0.55	22 October 2004
	25,000	$0.47	19 November 2004
	1,318,764	$0.55	21 November 2004
	160,222	$0.55	27 November 2004
	31,000	$0.49	5 December 2004
	96,848	$0.55	5 December 2004
	620,238	$0.70	18 December 2004
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 February 2005
	25,000	$0.47	19 March 2005
	12,500	$0.47	19 April 2005
	25,000	$0.47	19 December 2005
	8,938,383

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 December 2003 and the changes for the year are as follows:

Number Outstanding 31 December 2002	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2003	Exercise Price Per Share	Expiry Date
73,750	-	-	-	(73,750)	-	$0.50	21 May 2003
-	100,000	-	-	-	100,000	$0.25	1 July 2004
-	100,000	-	-	-	100,000	$0.48	1 September 2004
182,500	-	-	(22,500)	-	160,000	$0.50	11 February 2005
389,500	-	(60,000)	(5,000)	-	324,500	$0.50	28 February 2005
20,000	-	-	-	-	20,000	$0.50	5 May 2005
1,000,000	-	-	(25,000)	-	975,000	$0.50	31 December 2007
-	1,300,000	-	-	-	1,300,000	$0.48	10 September 2008
1,665,750	1,500,000	(60,000)	(52,500)	(73,750)	2,979,500

Effective 1 January 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the company granted options to purchase up to 750,000 shares of the company's stock to non-employees of the company at an exercise price of $0.25 to $0.48 per share, with an estimated total fair value of $208,200 on the grant date.  Since the options were granted under a graded vesting schedule, $120,927 of the fair value has been recorded in the company accounts during the year.  The offsetting entry is to share capital.

During the year, the company granted and/or amended options to purchase up to 750,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.48 per share, with an estimated total fair value of $250,000 on the grant date.  Since the options were granted under a graded vesting schedule, $140,423 of the total fair value has been recorded in the company accounts during the year.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	89.54%
Risk-free interest rate	3.70%
Expected life of options	4.5 years

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

f)

Escrow Shares

During the year, 15,651 shares were released from escrow.  No further shares are held in escrow.

g)

Performance Shares

During the year, 872,897 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the company.

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,689,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2004	$830,000
2005	830,000
2006	550,000
2009	480,000
2010	999,000
$3,689,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

8.

Income Taxes - Continued

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

9.

Segmented Information

Details on a geographic basis as at 31 December 2003 are as follows:

	U.S.A.	Canada	Total
Assets	$5,996,781	$4,562,455	$10,559,236
Mineral property costs	$6,639,818	$274,199	$6,910,017
Loss for the year	$(6,200)	$(1,171,723)	$(1,177,923)

Details on a geographic basis as at 31 December 2002 are as follows:

	U.S.A.	Canada	Total
Assets	$5,844,629	$476,768	$6,321,397
Mineral property costs	$5,839,978	$247,199	$6,087,177
Loss for the year	$(1,348)	$(786,653)	$(788,001)

Details on a geographic basis as at 31 December 2001 are as follows:

	U.S.A.	Canada	Total
Assets	$4,930,020	$557,625	$5,487,645
Mineral property costs	$4,920,924	$348,835	$5,269,759
Loss for the year	$(3,969,541)	$(302,170)	$(4,271,711)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

10.

Commitments

a)

By agreement dated 1 July 2001 and amended 8 November 2001, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2004	$25,272
2005	12,636
$37,908

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2002 - $25,272).

a)

During the year, the Company signed a two-year vehicle operating lease agreement.  The future lease obligations are as follows:

2004	$12,341
2005	1,028
$13,369

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company's mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares which were issued to certain directors who reorganized the company's business affairs and raised financing sufficient to fund the company's business plan.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

c)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

d)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2003	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
Loss for the period as reported	$(18,486,217)	$(1,177,923)	$(788,001)	$(4,271,711)
Stock compensation expense	(244,404)	-	-	-
Write-off of mineral property costs	(6,910,017)	(822,840)	(817,418)	3,569,442
Foreign exchange adjustment	(22,377)	(22,377)	-	-
Loss for the period in accordance with United States GAAP	$(25,663,015)	$(2,023,140)	$(1,605,419)	$(702,269)

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
Primary loss per share for the year in accordance with United States GAAP	$(0.11)	$(0.14)	$(0.08)

e)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2003	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
Deficit - As reported	$(19,396,866)	$(19,396,866)	$(17,946,772)	$(17,110,831)
Stock compensation expense	(244,404)	(244,404)	(244,404)	(244,404)
Write-off of mineral property costs	(6,910,017)	(6,910,017)	(6,087,177)	(5,269,759)
Share issuance costs	910,649	910,649	638,478	590,538
Foreign exchange adjustment	(22,377)	(22,377)	-	-
Deficit in accordance with United States GAAP	$(25,663,015)	$(25,663,015)	$(23,639,875)	$(22,034,456)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Comprehensive Income	Total
Shareholders' equity balance as reported at 31 December 2001	9,666,163	$22,316,071	$(17,110,831)	$-	$5,205,240
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(5,269,759)	-	(5,269,759)
Share issuance costs	-	(590,538)	590,538	-	-
Investments held for re-sale	-	-	-	191,806	191,806
Shareholders' equity in accordance with United States GAAP at 31 December 2001	9,666,163	$21,969,937	$(22,034,456)	$191,806	$127,287
Shareholders' equity balance as reported at 31 December 2002	14,367,079	$24,144,016	$(17,946,772)	$-	$6,197,244
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(6,087,177)	-	(6,087,177)
Share issuance costs	-	(638,478)	638,478	-	-
Investments held for re-sale	-	-	-	101,341	101,341
Shareholders' equity in accordance with United States GAAP at 31 December 2002	14,367,079	$23,749,942	$(23,639,875)	$101,341	$211,408
Shareholders' equity balance as reported at 31 December 2003	26,266,705	$29,834,104	$(19,396,866)	$-	$10,437,238
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(6,910,017)	-	(6,910,017)
Share issuance costs	-	(910,649)	910,649	-	-
Investments held for re-sale	-	-	-	288,129	288,129
Foreign exchange adjustment	-	-	(22,377)	22,377	-
Shareholders' equity in accordance with United States GAAP at 31 December 2003	26,266,705	$29,167,859	$(25,663,015)	$310,506	$3,815,350

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

g)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations".  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on  January 1, 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, as required, on  January 1, 2003, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets".  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections".  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on January 1, 2003, with no material impact on its financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

g)   New Accounting Pronouncements - Continued

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on January 1, 2003 with no material impact on its financial statements.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".  FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

g)   New Accounting Pronouncements - Continued

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."   FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Company adopted the provisions of  FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.".  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2003 and 2002
Canadian Funds

12.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

13.

Subsequent Event

Subsequent to year-end, the company entered into an option and joint venture agreement with Meridian Gold Company ("Meridian") with regard to the Gold Summit Project (Note 4a).

Under the agreement, the Golden Summit Project has been divided into three project areas; Areas A, B and C.  Meridian may earn up to a 70 percent interest in Areas A and B, by financing and placing a project into commercial production.

To earn a 50% interest in Areas A and B, Meridian, at its own option must make payments, subscribe to the company's shares and incur exploration expenditures as follows:

	Subscribe for Shares	Cash Payments U.S. Funds	Incur Exploration Expenditures U.S. Funds
Upon execution of the agreement (cash received subsequent to year-end)	* 143,000	$40,000	$-
On or before 31 December 2004	** 200,000	75,000	*** 650,000
On or before 31 December 2005	-	100,000	750,000
On or before 31 December 2006	-	175,000	1,500,000
On or before 31 December 2007	-	-	2,100,000
	343,000	$390,000	$5,000,000

* 143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $1 expiring within 12 months.

** 200,000 units at $1 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $1.30 expiring within 12 months.

*** The total 2004 exploration expenditure budget includes U.S.$650,000 plus U.S.$90,000 for airborne magnetic surveys for a total of U.S.$740,000.

Meridian also has the right of first refusal for Area C.

Once vested at 50%, Meridian can earn another 10% to increasing its interest to 60% by completing an independent bankable feasibility study.  If the feasibility study identifies reserves in excess of 500,000 ounces of gold, Meridian must pay U.S. $1.00 for every ounce identified.  To earn 70%, Meridian must arrange all financing and put the project into commercial production.

This agreement is subject to regulatory approval.

Proxy

Type of Meeting: **Annual General Meeting**
Name of Company: **Freegold Ventures Limited**
Meeting Date: **May 20, 2004**
Meeting Time: **10:00 a.m.**
Meeting Location: **2303 West 41st Avenue, Vancouver, BC V6M 2A3**

The undersigned Member of the Company hereby appoints, Harry Barr, Chairman of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing, ________________________________, (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

	Resolution	For	Against
1.	Ratification of acts of Directors	______	______
2.	Approval of the amendment of the Company's Stock Option Plan	______	______
3.	Approval of future financings in excess of 25%	______	______
4.	Approval of performance shares	______	______
5.	Approval of potential investments in affiliated companies	______	______

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ____

Date: ____

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600-1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

For	Withhold
6.	Appointment of Auditors	______	______
7.	To elect Directors for the ensuing year		
(a)	Harry Barr	______	______
(b)	Colin Bird	______	______
(c)	Hubert Marleau	______	______
(d)	Bernard Barlin	______	______
(e)	Hans von Michaelis	______	______

1. **This Proxy is solicited by the Management of the Company.**

2. (i) ***If the member wishes to attend the meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the meeting.

   (ii) ***If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person***, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3. ***If the member can not attend the meeting but wishes to*** vote on the resolutions, the member can ***appoint another person***, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4. ***If the member can not attend the meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6. If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW).